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April 21, 2020	Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

VIA EDGAR Ms. Elena Stojic U.S. Securities and Exchange Commission Division of Investment Management Disclosure Review and Accounting Office 100 F Street NE Washington, DC 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”) Registration Nos. 333-05265 and 811-07655

Dear Ms. Stojic:

On behalf of the Registrant, this letter is in response to the comments you provided on April 1, 2020 during our telephone conference regarding the Registrant’s filing made on February 14, 2020 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), with respect to the Driehaus Small/Mid Cap Growth Fund (the “Fund”).

General

1.	Comment: Please include the Fund’s series and class identifiers and ticker symbol on EDGAR when available.

Response: The Fund’s series and class identifiers and ticker symbol have been included on EDGAR.

Fees and Expenses of the Fund

2.	(a)	Comment: Please complete the Fee Table and Expense Example.

Response: The completed Fee Table and Expense Example are included as an appendix to this letter.

(b)	Comment: Please complete the fee and expense waiver disclosure in the footnote to the Fee Table.

Response: The completed footnote is included as an appendix to this letter.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Ms. Elena Stojic

April 21, 2020

Principal Investment Strategy

3.	Comment: The disclosure states that the Fund may invest in companies with limited operating histories. Please clarify whether these companies are included as small/mid cap companies for purposes of the Fund’s 80% policy. [If they are, the reviewer suggested moving the sentence further up in the paragraph.]

Response: Companies with limited operating histories are included as small/mid companies for purposes of the Fund’s 80% policy if they fall within the small/mid cap range for this Fund.

4.	Comment: The disclosure states that the Adviser takes ESG factors into account when evaluating investment opportunities.

(a)	Comment: Please clearly explain the Fund’s definition of ESG and its specific areas of focus. Also disclose the factors the Adviser considers.

Response: Although the Fund takes ESG factors into account when evaluating investment opportunities, the Fund is not an ESG fund. Rather, the Adviser considers all of the information disclosed in the second paragraph when evaluating investment opportunities. ESG factors are no more important than any of the other factors identified in this paragraph. Accordingly, no change has been made in response to this comment.

However, for the information of the Staff, the Fund utilizes a third-party rating organization to provide ESG ratings information. The Environmental, Social, and Governance specific areas of focus according to that service provider are as follows:

Environmental: Climate change, Natural resources, Pollution & waste, Environmental opportunities

Social: Human capital, Product liability, Stakeholder opposition, Social opportunities

Governance: Corporate governance, Corporate behavior

The Fund also utilizes this third-party rating organization to provide ratings designed to identify company involvement in major ESG controversies, adherence to international norms and principles, and assessing company performance with respect to these norms and principles.

(b)	Comment: Please describe the Fund’s ESG screening methodology, including the criteria the Adviser uses to determine what issuers it considers to have strong ESG values consistent with the Fund’s definition of ESG/areas of ESG focus. For example, describe whether the Adviser considers investments by reference to (i) an ESG index, (ii) a third-party rating organization, (iii) a proprietary screen and the factors it applies to such screen, or (iv) a combination of (i) to (iii). Also describe the Adviser’s due diligence practices in applying the ESG screening criteria to portfolio companies.

Ms. Elena Stojic

April 21, 2020

Response: As noted above, the Fund is not an ESG Fund. Accordingly, no change has been made in response to this comment. However, for the information of the Staff, the Adviser, on behalf of the Fund, integrates ESG factor analysis into its investment process through quantitative and qualitative analyses. Quantitatively, ESG scores from a third-party rating organization are factored into the Adviser’s screening of existing and prospective portfolio holdings. If a company does not have an ESG Rating or Controversy score, the analyst or portfolio manager will subjectively assign the company a score based on their knowledge and views of the company’s ESG footprint. In isolating potential investments that score poorly, the Adviser seeks to identify risks that may not be obvious through traditional fundamental analysis.

Further qualitative fundamental analysis is conducted on poor ESG scoring companies, including a reassessment of the quality of the management team and a reassessment of company operations. Consistent with its risk management process, the purpose of this analysis is to ensure that ESG-related risks are identified, understood, and controlled by the Adviser. The Adviser’s approach is not exclusionary and negative screening is not applied within the Fund.

Principal Risks

5.	Comment: The Principal Risks section includes Consumer Discretionary Risk, Health Care Securities Risk, Information Technology Securities Risk and Industrial Sectors Risk disclosure. Please describe investments in such sectors in the Principal Investment Strategy section.

Response: The Fund does not employ an industry or sector focus but may from time to time have greater exposure to the securities of issuers within the same industry or sector. Accordingly, this disclosure has been added to the Principal Investment Strategy section.

6.	Comment: Significant market events have occurred since the Fund made its filing on February 14, 2020. As a result of COVID-19, please consider how the risk disclosure should be revised to address equity and debt markets. If the Trust does not intend to revise its disclosure accordingly, please supplementally explain the rationale.

Response: The Fund has revised its market risk disclosure to include the following: “Due to the uncertainty caused by pandemic risks, global markets may experience increased volatility which could adversely affect the performance of the Fund’s investments.”

7.	Comment: The Principal Investment Strategy section states that the Fund may invest up to 20% in equity securities of non-U.S. companies that trade in the U.S. Please add ADRs risk to the Principal Risks section.

Response: The Fund has added the following American Depositary Receipts (“ADRs”) Risk to the Principal Risks section:

ADRs represent ownership of securities in foreign companies and are held in banks and trust companies. ADRs are traded on U.S. exchanges and are U.S. dollar-dominated. ADRs are subject to the risks inherent in investing in issuers of foreign securities, which include market, political, currency and regulatory risks.

Ms. Elena Stojic

April 21, 2020

Investment Objective and Principal Investment Strategy

8.	Comment: Please explain how many days’ notice the Fund would give shareholders prior to changing its investment objective.

Response: As disclosed in the first paragraph, the Fund’s investment objective is fundamental and may not be changed without shareholder approval. Accordingly, the Fund has not revised its disclosure in response to this comment. However, the Fund notes that shareholders would receive sufficient notice of such a change in the proxy statement seeking their approval of the change.

9.	Comment: In the second paragraph, please ensure that the disclosure only includes those equity securities that the Fund considers principal investments.

Response: The Fund confirms that the referenced disclosure only includes those equity securities that the Fund considers principal investments.

10.	Comment: The disclosure states that the Fund may invest in convertible securities. Please revise the disclosure if the Fund expects to invest in contingent convertible securities (CoCos).

Response: The Fund does not intend to invest in CoCos. Accordingly, no change has been made in response to this comment.

Principal Risks (Item 9 Disclosure)

11.	Comment: Please address the relevant comments to the Item 4 risk disclosure to this section.

Response: Conforming revisions have been made to this section.

12.	Comment: Please include Preferred Stock Risk, Depositary Receipts Risk and Liquidity Risk in the Item 4 disclosure as they appear to be principal risks of the Fund.

Response: As noted above, American Depositary Receipts Risk has been added to the Item 4 disclosure. Preferred Stock Risks and Liquidity Risk are not principal risks. Accordingly, Preferred Stock risk has been moved to the Other Investment Strategies and Risks section and Liquidity Risk has been combined with Illiquid Securities in that section.

13.	Comment: Please include here and in the Item 4 risk disclosure the risks of investing in ESG companies and in implementing the Adviser’s ESG strategy, including limited data and reporting. The disclosure should be tailored to the Fund’s definition of ESG and its ESG screening methodology.

Response: As noted above, the Fund is not an ESG fund. Accordingly, no change has been made in response to this comment.

Ms. Elena Stojic

April 21, 2020

Other Investment Strategies and Risks

14.	Comment: With respect to the Fund’s investments in other investment companies, please include a separate line item in the fee table if Acquired Fund Fees and Expenses (AFFE) are estimated to be one basis point or more.

Response: The Fund does not expect AFFE to be one basis point or more. Accordingly, a separate line item for AFFE has not been added to the fee table.

Historical Performance Information for Similar Accounts Managed by the Adviser

15.	Comment: In the second sentence of the first paragraph, please identify the Adviser by name.

Response: The sentence has been revised to include the Adviser’s name.

16.	Comment: Please confirm supplementally that any accounts included within the definition of Accounts that are not registered investment companies are private accounts of the Adviser.

Response: The Accounts are all private accounts of the Adviser or accounts managed or subadvised by the Adviser.

17.	Comment: In the table, please revise the reference to “(net)” to clarify that the performance shown is net of all fees and expenses of the composite.

Response: The parenthetical has been revised to read “net of all fees and expenses”.

18.	Comment: Please confirm supplementally that the Fund has the records necessary to support the performance shown in the table as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Fund confirms that it has such records.

19.	Comment: The disclosure references that the performance data is in compliance with GIPS. Please confirm that the performance shown is net of all actual fees and expenses and not just net of management fees.

Response: The Fund confirms that the performance shown is net of all actual fees and expenses.

Ms. Elena Stojic

April 21, 2020

* * *

If you have any questions regarding this letter, please call Renee M. Hardt at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser
cc:	Janet McWilliams Christina Jacobs

Appendix

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge Imposed on Purchases	None
Maximum Deferred Sales Charge	None
Maximum Sales Charge Imposed on Reinvested Dividends	None
Redemption Fee (as a % of amount redeemed within 60 days of purchase)	2.00%
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)*
Management Fee	0.60%
Other Expenses**	3.86%
Expense Reimbursement***	(3.51)%
Total Annual Fund Operating Expenses	0.95%

*	A shareholder may be required to pay a commission to their financial intermediary.

**	“Other Expenses” are estimated for the current year because the Fund does not expect to commence operations until May 1, 2020.

***	Driehaus Capital Management LLC, the Fund’s investment adviser, has entered into a contractual agreement to cap the Fund’s ordinary annual operating expenses (excluding interest, taxes, brokerage commissions, other investment-related expenses, acquired Fund fees and expenses, and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business) at 0.95% of average daily net assets until the earlier of the termination of the investment advisory agreement, by the Board of Trustees or the Fund’s shareholders, or May 1, 2023. Pursuant to the agreement, and so long as the investment advisory agreement is in place, for a period of three years subsequent to the Fund’s commencement of operations on May 1, 2020, the Adviser is entitled to reimbursement for previously waived fees and reimbursed expenses to the extent that the Fund’s expense ratio remains below the operating expense cap that was in place at the time of the waiver/expense reimbursement as well as the current operating expense cap.

Expense Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$97	$303